Filed by Pulte Corporation and Del Webb Corporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File Number: 1-9804
Subject Company: Pulte Corporation

EXHIBIT 99

Pulte™ Homes



Bringing Together Two Great Names into One Great Company

Del Webb Corporation

Forward Looking Language

As a cautionary note to investors, except for historical information of either Pulte Homes or Del Webb contained herein, certain estimates discussed in this presentation are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements represent the best estimates of management with respect to such matters. Such matters involve risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties include, but are not limited to, risks associated with: the cyclical nature of real estate operations; issues and timing surrounding land acquisition and development, government regulation, growth management, and environmental considerations; geographic concentration; financing and leverage; changes in economic conditions and interest rate fluctuations; increases in raw material and labor costs, future communities and new geographic markets; legal matters; natural risks, including weather conditions; and other matters set forth in Pulte Homes' Form 10-K for the year ended December 31, 2000 and Pulte Homes' filings made with the Securities and Exchange Commission (SEC) from time to time and Del Webb's Form 10-K for the year ended June 30, 2000 and Del Webb's filings made with the SEC from time to time.

May 2001 Investor Presentation

Pulte Homes and Del Webb are pleased to have the opportunity to review this historic merger within the homebuilding industry

Pulte Homes

Robert Burgess	**Chairman, CEO**
Mark O'Brien	**President, COO**
Roger Cregg	**Senior Vice President, CFO**

Del Webb

LeRoy Hanneman Jr.	**President, CEO**
Anne Mariucci	**Executive Vice President**
John Spencer	**Executive Vice President, CFO**

Robert K. Burgess

Chairman and Chief Executive Officer

Pulte Homes

Combination Forms Industry Powerhouse

- Creates the preeminent homebuilder with leading market share positions across key geographic markets and customer segments
  - Continuation of industry consolidation and growth of Top 5 homebuilders
- Significant opportunity for synergies
  - Gain purchasing and operating efficiencies with suppliers and contractors
  - Leverage brand names and marketing network
  - Financial resources
  - Management depth
  - Gain greater operating leverage on existing and future land positions
- Increase penetration of fastest growing customer segment and accelerate transition to new business model
- Common commitment to customer satisfaction and quality

Combination Forms Industry Powerhouse (cont.)

- **Del Webb is a true franchise**
  - 40+ years as industry leader in lifestyle communities
  - Strongest brand name in industry
  - Marketing prowess and industry know how
  - Attractive land position
- **Transaction structure and economics are appealing**
  - Expected to be accretive to earnings
  - Maintains strong balance sheet
  - Broadens institutional ownership
  - Increased market capitalization and public float

Strong Position in Fastest Growing Markets


Lincoln Hills
San Francisco/
Northern California
Orange County/
Southern California
Las Vegas
Palm Desert
Phoenix
Tucson
Denver
Minneapolis
St. Paul
Kansas City
Dallas-Ft. Worth
Georgetown
Austin
San Antonio
Houston
Huntley
Chicago
Grand
Rapids
Detroit
Cleveland
Indianapolis
Nashville
Atlanta
Greensboro
Raleigh
Charlotte
Greenville
Hilton Head
Jacksonville
Orlando
Spruce Creek
Melbourne
Tampa
Southwest Florida
Southeast Florida
Massachusetts
Rhode Island
Connecticut
New Jersey
Philadelphia
Wilmington
MD
Baltimore
Washington, DC
Del Webb Active Retirement
Del Webb Domestic: family and country club communities
Pulte Homes Domestic Market

Critical Piece of Homeowner for Life™ Strategy



Pulte Stand Alone Closings
30,000
24,000
18,000
12,000
6,000
0
Active Adult
Second Move
First Move
Affordable
Pro Forma Combined Closings
30,000
24,000
18,000
12,000
6,000
0

Expand Market Share* by Increasing Penetration of Key Buyer Segment


14%
12%
10%
8%
Pulte Homes – Stand Alone
Afford.
1st Move
2nd Move
Active Adult
Average
Market Share

Expand Market Share* by Increasing Penetration of Key Buyer Segment


Pulte Homes / Del Webb
Combined
Afford.
1st Move
2nd Move
Active Adult
Average
Market Share
14%
12%
10%
8%
6%
4%
2%
0%
Atlanta
Phoenix
DC
Chicago
Dallas
Vegas
Houston
Minn
Detroit
Riverside
Charlotte
Orlando
Denver
Phil
Raleigh
Indy
Tampa
Nashville
KC
S'mento
Austin
Baltimore
Greenville
San Ant.
J'ville
W. Palm*
Cleveland
Tucson

*Market share information represents management's best estimates of key buyer segments.

Leading Homebuilder

- **The combined company clearly ranks as the top national builder with strong market share positions across geographic markets and product lines**

(Dollars in millions)

Rank	Company	CY 2000 Units Closed	CY 2000 Homebuilding Revenue(a)	CY 2000 Total EBIT
	Pulte / Del Webb Pro Forma	27,584	$6,002	$623
1	Kaufman and Broad	22,392	3,870	330
2	Lennar Corp.	20,680	4,864	542
3	Centex Corp.	20,252	4,178	485
4	Pulte	19,799	4,111	412
5	D.R. Horton	18,942	3,680	401
6	The Ryland Group	11,418	2,286	179
7	NVR	10,055	2,268	285
8	Beazer Homes USA	8,088	1,572	111
9	Del Webb	7,785	1,891	211
10	MDC Holdings	7,484	1,722	230

(a) Pulte and Del Webb revenues are presented exclusive of land sales.

Ranking reflects management's best estimates of comparable data from other national builders.

Top Five Builders Taking Significant Share


14%
12%
10%
8%
6%
4%
2%
0%
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Post Merger

Total market share as percentage of new home sales for Pulte Homes, Centex, DR Horton, KB Homes and Lennar

Mark J. O'Brien

President and Chief Operating Officer

Pulte Homes

Strategic Rationale

- **Complimentary businesses**
  - Opportunity to leverage existing land position
  - Accelerate growth of Del Webb into new markets
- **Supports Homeowner for Life™ Strategy**
  - Commanding position in active adult segment
- **Financial Benefits**
  - Expected to be accretive to earnings and cash flow per share
  - Targeting annual savings of $50 million
    - Greater efficiencies in corporate and field operations
    - Reduction of financing costs

The Two Strongest Brands in the Homebuilding Industry

Pulte Homes

- High awareness
- High Quality
- Strength in Family segment
- Most "national" brand / best positioned for relocation customers
- One year into intensive brand development initiative

Sun City by Del Webb

- Industry-leading awareness in the homebuilding category
- High Quality
- Strength with Empty Nesters
- Strong "pulling power" across the country
- 40+ years of active adult focus

Opportunity for Synergies

- **Increased leverage with suppliers and contractors**
  - Benefits can apply back to unit one, not purely incremental
  - Capitalize on land positions in key markets
  - Accelerate absorption in Del Webb Communities
  - Improve returns and generate significant cash flows
  - Expand Del Webb presence into new markets
- **Combined sales and marketing effort**
  - Activities supported by strong brand names
  - Cross-selling communities

Opportunity for Synergies (cont'd)

- **Reduce financing costs**
- **Reduction of corporate and public company expenses**
- **Development / integration of common B2B and B2C technology platform**
  - Leverage across entire enterprise
  - Lower overall development costs

Dominant Position in Fastest Growing Customer Segment

- **Demographic trends driving the active adult market are compelling**
  - 87% of 11.7 million household formations in 2000-2010 will occur in 45-64 age bracket *
  - Greater buying power from the aging Baby Boomer generation
  - Not as interest rate sensitive as their parents
  - More mobile, active and affluent than their parents

* Based on DW 1999 Boomer Study

Del Webb is #1 in Active Adult Segment

- Strongest brand name
- Attractive demographics
- 10 active adult retirement communities
- Sun City marketing prowess
- Industry leading in-house research
- Outstanding management team
- Land acquisition, entitlement, and development expertise

200 RANK	COMPANY	TOTAL SENIOR HOUSING UNITS CLOSED	AGE-QUALIFIED	AGE-TARGETED	MARKETS
1	DEL WEBB	7,785	5,544	2,241	AZ,CA,FL,IL,NV,SC,TX
2	LENNAR CORP.	3,864	2,244	1,620	AZ,CA,CO,FL,GA,MI,MO,NJ,NC,OH,TX,VA
3	PULTE CORP.	1,896	1,896	0	AZ,CA,NJ
4	THE RYLAND GROUP	1,800	200	1,600	AZ,CA,CO,FL,GA,NC,IL,IA,MD,MN,OH,TX,VA
5	THE VILLAGES	1,776	0	1,776	FL
6	ROBSON COMMUNITIES	1,198	1,198	0	AZ,TX
7	D.R. HORTON	1,136	755	381	AZ,FL,IL,NV,NJ,NM,SC
8	SHEA COMMUNITIES	576	576	0	AZ,CA
9	LEVITT AND SONS	533	377	156	FL
10	K. HOVNANIAN COS.	513	513	0	NJ,PA

Note: Includes detached and attached units sold to age-qualified or targeted buyers; does not include congregate or assisted-living components.

Source: *Big Builder*, April 2001.

Common Values: "Customer-Centric"

- Independent customer satisfaction studies rank the companies as top national homebuilders in local-market quality
- Supports ongoing development of strong brand names
- Increases repeat / referral business and cross-marketing opportunities

LeRoy Hanneman

Chairman and CEO, Del Webb Corporation

Exciting Events in Del Webb's History

- Founded in 1929 by Delbert Eugene Webb
- Public since 1960
- Pioneered Sun City concept in 1960
- Late 1980's focused on active adult communities
- 1990's experienced rapid growth and national expansion
- 2000: Top 10 Builder
- Today: Merger with Pulte Homes provides enormous benefits to shareholders, employees, customers and suppliers

Del Webb's Revenue Breakdown

- Pulte's strong balance sheet and complimentary management team will enhance Del Webb's Family and Country Club business lines, and provide a significantly stronger growth platform for its already commanding Active Adult business

Del Webb Revenue – LTM 3 / 31 / 01


Family &
Country
Clubs
30%
Active
Adult
70%

LTM = Last 12 Months

Del Webb's Strong Growth and Profitability

- Del Webb has a history of strong financial growth and profitability
- Backlog of 3,901 units as of March 31, 2001; valued at $1.1 billion

Revenues


$2,500
$2,000
$1,500
$1,000
$500
$0
CAGR =32%
$1,178
$1,466
$2,040
FY1998
FY1999
FY2000

EBITDA


$250
$200
$150
$100
$50
$0
CAGR =32%
$121
$161
$210
FY1998
FY1999
FY2000

CAGR = Compounded Annual Growth Rate

Del Webb's Current Land Position

	First Home Closing	Total Acres	Total Planned Home Sites	Home Closings Through 3/31/2001	Remaining Home Sites (a)
Active Adult Communities:					
Sun City Grand	1997	3,859	9,636	4,680	4,956
Sun Cities Las Vegas	1995	4,246	12,115	3,972	8,143
Sun City Palm Desert	1992	1,645	4,643	3,041	1,602
Sun City Lincoln Hills	1999	3,036	6,411	1,276	5,135
Sun City Hilton Head	1995	5,600	8,268	2,137	6,131
Sun City Texas	1996	5,636	10,500	2,170	8,330
Sun City at Huntley	1999	2,156	5,870	1,136	4,734
Florida communities	1996	1,988	3,667	1,394	2,273
Other communities	1998	420	1,329	879	450
Total Active Adult Communities			62,439	20,685	41,754
Family and Country Club Communities:					
Arizona Country Club	1999	910	1,475	610	782
Nevada Country Club	1999	1,048	1,392	545	930
Arizona Family Communities	1999	4,941	7,827	1,381	6,446
Nevada Family Communities	1991	N/A	1,452	1,100	352
Total Family and Country Club Communities			12,146	3,636	8,510
TOTAL			74,585	24,321	50,264

(a) Includes owned and optioned home sites.

Roger A. Cregg

Senior Vice President and CFO

Pulte Homes

Attractive Enhancements to Product Diversification

As of December 31, 2000
($ in millions)

	Revenues		
	Pulte Homes	Del Webb	Pro Forma
Domestic / Family	$4,084	$595	$4,679
Active adult communities[(1)]	N.A.	1,296	1,296
International	27	0	27
Financial Services	47	0	47
Corporate and other	1	0	1
Total Revenues	$4,159	$1,891	$6,050



Active adult communities
21.4%
Domestic
77.3%
International
0.4%
Financial Services
0.8%

As of December 31, 2000
($ in millions)

	EBIT		
	Pulte Homes	Del Webb	Pro Forma
Domestic / Family	$417	$94	$512
Active adult communities[(1)]	N.A.	202	202
International	3	0	3
Financial Services	19	0	19
Corporate and other	(27)	(86)	(113)
Total Revenues	$412	$211	$623



Active adult communities
27.4%
Domestic
69.6%
International
0.4%
Financial Services
2.6%

(1) Pulte currently does not report Active Adult Communities separately.

Strong Pro Forma Financial Performance

- **Pro Forma Total Revenue and Closings**

(Dollars in millions)	LTM as of March 31, 2001		
	Pulte Homes	Del Webb	Pro Forma Combined
LTM Revenue	$4,214.3	$1,831.3	$6,045.6
LTM Homebuilding Revenue	4,161.7	1,831.3	5,993.0
LTM Average Sales Value ($000)	$211	$249	$222
LTM Closings	19,669	7,344	27,013
Total Lots Controlled (000)	73,734	50,264	123,998

LTM = Last 12 Months

Strong Pro Forma Financial Performance

- **Pro Forma Total Pre-Tax Earnings and EBITDA**

29% CAGR


Pre-Tax Earnings ($ in millions)
$600
$500
$400
$300
$200
$100
$0
$73
$166
$99
$286
$128
$355
$133
$379
1998
1999
2000
LTM
Pulte
Del Webb

23% CAGR


EBITDA ($ in millions)
$700
$600
$500
$400
$300
$200
$100
$0
$133
$224
$182
$366
$225
$426
$221
$453
1998
1999
2000
LTM
Pulte
Del Webb

Note: 1998-2000 based on calendar year ended December 31. CAGR based on 1998-2000.

CAGR = Compounded Annual Growth Rate

Summary Credit Statistics

	Pulte	Del Webb	Pro Forma
Total Debt	$886.2	$1,042.2	$1,928.5
LTM EBITDA	453.0	221.0	674.0
LTM Interest Incurred	65.4	103.0	168.4
Total Debt / Total Capitalization	41%	66%	44% - 48%
Total Debt / EBITDA	2.0x	4.7x	2.7 - 3.0x
EBITDA / Interest Incurred	6.9	2.1	3.8 - 4.2

LTM = Last 12 Months

Transaction Structure and Economics are Compelling

- Stock for stock transaction maintains strong balance sheet and is expected to be accretive to earnings
- Stock for stock transaction at current prices would result in 73% ownership for Pulte Home's shareholders and 27% ownership for Del Webb's shareholders

Pulte's Stock Price	Exchange Ratio WBB / PHM	Del Webb Value
>$45.03	0.866	>$39.00
$39.00-$45.03	1.000 - 0.866	$39.00
$33.00-$39.00	1.000	$33.00-$39.00
$30.00-$33.00	1.100 – 1.000	$33.00
<$30.00	1.100	<$33.00

- Based on Monday April 30, 2001 closing price, Pulte would deliver 0.866 Pulte shares for each Del Webb share

Exchange Ratio Commensurate with Historical Average



APRIL 30, 1999 THROUGH APRIL 30, 2001
2-Year Average
0.865
Pulte Shares at $46.78 as of April 30, 2001 Transaction Exchange Ratio
0.866
1.4x
1.2x
1.0x
0.8x
0.6x
0.4x
0.2x
0.0x
4/30/99
8/29/99
12/29/99
4/29/00
8/28/00
12/28/00
Implied Exchange Ratio
2-Year Average
Transaction Exchange Ratio

Enhanced Market Capitalization and Float Should Provide Multiple Expansion


Pro forma market capitalization at 0.866 exchange ratio
10.3x
9.3x
8.3x
7.3x
6.3x
5.3x
4.3x
CY 2001 P/E
NVR
LEN
HOV
BZH
MDC
CTX
CROS
RYL
PHM
TOL
DHI
WBB
KBH
MHO
SPF
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
Market Capitalization
($ in millions)
As of April 30, 2001

Creating Shareholder Value for All Investors

- **Merger of two industry leaders will drive greater shareholder value:**
  - Enhances earnings and growth opportunities
  - Supports core business strategy
  - Expected to be accretive to earnings
  - Combined equity market capitalization approximately $2.8 billion
  - Larger capitalization provides increased shareholder liquidity, visibility and appeal to the investment community

Additional Information

Pulte Corporation and Del Webb Corporation will file a joint proxy statement/ prospectus and other relevant documents concerning the proposed merger transaction with the SEC. **Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information.** You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pulte Homes free of charge by requesting them in writing from James P. Zeumer, Vice President of Investor and Corporate Communications, 33 Bloomfield Hills Parkway, Suite 200, Bloomfield Hills, Michigan, 48304 or by telephone at (800) 777-8583. You may obtain documents filed with the SEC by Del Webb free of charge by requesting them in writing from Donald V. Mickus, Vice President, Treasurer and Corporate Secretary, 6001 N. 24th Street, Phoenix, Arizona, 85016 or by telephone at (800) 808-8088.

Pulte™ Homes



An Unbeatable Combination

Del Webb Corporation